Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408	InspIR Group Susan Borinelli +1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for November 2025

Passenger traffic increased year-over-year by 5.9% in Colombia and 1.0% in Mexico and decreased by 2.9% in Puerto Rico.

Mexico City, December 8, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for November 2025 reached a total of 5.9 million passengers, representing an increase of 1.5% compared to November 2024.

Passenger traffic increased year-over-year by 5.9% in Colombia and 1% in Mexico and decreased 2.9% in Puerto Rico. Performance in Colombia was driven by increases of 8.7% and 5.1% in international and domestic traffic, respectively. In Mexico, international traffic increased 2.1% while domestic traffic decreased 0.1%. Puerto Rico reported a 5.1% increase in international traffic partially offset by a 4.0% decline in domestic traffic.

All figures in this release reflect comparisons between November 1 to 30, 2025 and from November 1 to 30, 2024. Figures exclude transit and general aviation passengers in Mexico and Colombia.

Passenger Traffic Summary
	November		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	3,332,533	3,365,844	1.0	37,616,931	36,809,388	(2.1)
Domestic Traffic	1,644,222	1,642,901	(0.1)	18,077,861	17,979,152	(0.5)
International Traffic	1,688,311	1,722,943	2.1	19,539,070	18,830,236	(3.6)
San Juan, Puerto Rico	1,039,762	1,009,681	(2.9)	11,957,972	12,408,811	3.8
Domestic Traffic	908,051	871,299	(4.0)	10,555,969	10,821,188	2.5
International Traffic	131,711	138,382	5.1	1,402,003	1,587,623	13.2
Colombia	1,409,711	1,493,036	5.9	15,059,316	15,632,235	3.8
Domestic Traffic	1,103,105	1,159,762	5.1	11,793,803	11,959,497	1.4
International Traffic	306,606	333,274	8.7	3,265,513	3,672,738	12.5
Total Traffic	5,782,006	5,868,561	1.5	64,634,219	64,850,434	0.3
Domestic Traffic	3,655,378	3,673,962	0.5	40,427,633	40,759,837	0.8
International Traffic	2,126,628	2,194,599	3.2	24,206,586	24,090,597	(0.5)

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Mexico Passenger Traffic
		November		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,644,222	1,642,901	(0.1)	18,077,861	17,979,152	(0.5)
CUN	Cancun	834,117	787,059	(5.6)	9,362,836	9,080,543	(3.0)
CZM	Cozumel	22,659	22,821	0.7	225,653	242,141	7.3
HUX	Huatulco	51,733	53,148	2.7	642,730	600,521	(6.6)
MID	Merida	285,206	316,359	10.9	3,022,473	3,200,131	5.9
MTT	Minatitlan	13,393	11,682	(12.8)	132,114	137,810	4.3
OAX	Oaxaca	138,491	142,078	2.6	1,393,159	1,451,912	4.2
TAP	Tapachula	48,203	40,763	(15.4)	549,406	449,212	(18.2)
VER	Veracruz	136,875	149,732	9.4	1,426,637	1,556,280	9.1
VSA	Villahermosa	113,545	119,259	5.0	1,322,853	1,260,602	(4.7)
International Traffic		1,688,311	1,722,943	2.1	19,539,070	18,830,236	(3.6)
CUN	Cancun	1,567,723	1,594,485	1.7	18,245,407	17,548,511	(3.8)
CZM	Cozumel	27,019	29,747	10.1	423,614	344,319	(18.7)
HUX	Huatulco	15,964	18,178	13.9	124,942	121,432	(2.8)
MID	Merida	35,371	37,819	6.9	338,277	360,846	6.7
MTT	Minatitlan	446	472	5.8	6,623	6,607	(0.2)
OAX	Oaxaca	26,987	25,554	(5.3)	229,655	245,117	6.7
TAP	Tapachula	593	1,686	184.3	10,960	21,729	98.3
VER	Veracruz	12,257	12,365	0.9	130,902	140,379	7.2
VSA	Villahermosa	1,951	2,637	35.2	28,690	41,296	43.9
Traffic Total Mexico		3,332,533	3,365,844	1.0	37,616,931	36,809,388	(2.1)
CUN	Cancun	2,401,840	2,381,544	(0.8)	27,608,243	26,629,054	(3.5)
CZM	Cozumel	49,678	52,568	5.8	649,267	586,460	(9.7)
HUX	Huatulco	67,697	71,326	5.4	767,672	721,953	(6.0)
MID	Merida	320,577	354,178	10.5	3,360,750	3,560,977	6.0
MTT	Minatitlan	13,839	12,154	(12.2)	138,737	144,417	4.1
OAX	Oaxaca	165,478	167,632	1.3	1,622,814	1,697,029	4.6
TAP	Tapachula	48,796	42,449	(13.0)	560,366	470,941	(16.0)
VER	Veracruz	149,132	162,097	8.7	1,557,539	1,696,659	8.9
VSA	Villahermosa	115,496	121,896	5.5	1,351,543	1,301,898	(3.7)

US Passenger Traffic, San Juan Airport (LMM)
	November		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	1,039,762	1,009,681	(2.9)	11,957,972	12,408,811	3.8
Domestic Traffic	908,051	871,299	(4.0)	10,555,969	10,821,188	2.5
International Traffic	131,711	138,382	5.1	1,402,003	1,587,623	13.2

Colombia Passenger Traffic Airplan
		November		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,103,105	1,159,762	5.1	11,793,803	11,959,497	1.4
MDE	Rionegro	828,940	877,013	5.8	8,842,675	9,041,705	2.3
EOH	Medellin	94,917	94,124	(0.8)	1,106,204	1,089,526	(1.5)
MTR	Monteria	126,909	135,028	6.4	1,329,032	1,285,452	(3.3)
APO	Carepa	17,154	16,742	(2.4)	165,749	167,176	0.9
UIB	Quibdo	28,757	32,081	11.6	307,466	325,565	5.9
CZU	Corozal	6,428	4,774	(25.7)	42,677	50,073	17.3
International Traffic		306,606	333,274	8.7	3,265,513	3,672,738	12.5
MDE	Rionegro	306,606	333,274	8.7	3,265,513	3,672,738	12.5
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,409,711	1,493,036	5.9	15,059,316	15,632,235	3.8
MDE	Rionegro	1,135,546	1,210,287	6.6	12,108,188	12,714,443	5.0
EOH	Medellin	94,917	94,124	(0.8)	1,106,204	1,089,526	(1.5)
MTR	Monteria	126,909	135,028	6.4	1,329,032	1,285,452	(3.3)
APO	Carepa	17,154	16,742	(2.4)	165,749	167,176	0.9
UIB	Quibdo	28,757	32,081	11.6	307,466	325,565	5.9
CZU	Corozal	6,428	4,774	(25.7)	42,677	50,073	17.3

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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